RED REEF LABORATORIES INTERNATIONAL, INC.
450 Fairway Drive, #103
Deerfield Beach, Florida  33441
Phone (954) 725-9475  •  Fax (954) 697-8556

August 3, 2007

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC  20549

ATTN:    Pamela A. Long
Assistant Director

Re:       Red Reef Laboratories International, Inc.
Form 10-SB, filed May 23, 2007
Amendment No. 1, Filed August 3, 2007
File Number:  0-52658

Gentlemen:

Thank you for your comment letter dated June 27, 2007 (the “Comment Letter”), with respect to the above-captioned Form 10-SB.  We have filed Amendment No. 1 to Form 10-SB/A (the “Form 10-SB/A”) of Red Reef Laboratories International, Inc. (“Red Reef”), which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below.

For your information, we have filed our revised Form 10-SB/A on the EDGAR system, and have also provided a clean and marked copy to the Staff by overnight courier.

General

1.
Please note that your filing will go effective by lapse of time 60 days after the original filing date pursuant to Section 12(g)(1) of the Exchange Act.  If you are unable to address our comments within this 60-day period, you should consider withdrawing your Form 10 prior to effectiveness and re-filing a new Form 10 that includes changes responsive to our comments.  If you do not withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act.

Response 1:	We are aware that our filing will go effective during the process of answering comments and that we will be subject to the reporting requirements under Section 13(a) of the Exchange Act.

2.
Note 9 to your March 31, 2007 financial statements states that the company’s strategy is to expand aggressively by acquisitions and mergers, and to negotiate product distribution agreements abroad.  Please discuss these plans in reasonable detail in your MD&A and/or Business section.

Response 2:
Note 9 to our March 31, 2007 financial statements was revised and the reference "the company's strategy is to expand aggressively by acquisitions and merger…" was removed.  In addition, the Liquidity and Capital Resources subsection under the MD&A section now discusses our plans to negotiate product distribution agreements abroad.

3.
Ensure that you discuss all material mergers, purchases and sales of significant amount of assets, etc., as required by Item 101(a)(3) of Regulation S-B.  In this regard, we note the discussion in the notes to your financial statements regarding the acquisition of Altfuels, Inc.

Response 3:	A subsection entitled Acquisition of Assets and Liabilities of Altfuels Corporation has been added to Item 1, Description of Business to discuss the acquisition of Altfuels, Inc.

Description of Business

4.
The disclosure in this section and throughout the filing assumes that the reader has a good understanding of your industry and the related terminology. In many instances, the disclosure uses terms that are specific to your industry for which no definition is provided. Please review this section and revise the document with a view towards clearly explaining your business and the related industry terms to a reader who is not familiar with your industry.  A few examples of technical jargon include ”Sub Registration product”, “benzalkonium chlorides” and “veridical” components.

Response 4:
As requested, we have revised the disclosure in this section and throughout the filing to provide definitions of industry specific terms and to make the text more easily understandable to readers not familiar with our industry.

5.
You have filed a number of material agreements as exhibits to your Form 10-SB that should be discussed explicitly in the filing under appropriate captions.  For example, your business section does not clearly address how you plan to market your products, but you have a Direct Marketing and Sales Agreement filed as an exhibit.  Your filing should discuss this and other material contracts that will help an investor understand how you conduct or plan to conduct your business.

Response 5:
Discussion of the material agreements filed as exhibits to our Form 10-SB has been incorporated under the appropriate captions in Amendment No. 1 to our Form 10-SB, including the Direct Marketing and Sales Agreement, which can be found in the Distribution subsection under Item 1, Description of Business.

6.
Your risk factor entitled “If we fail to keep up with changes…” on page 13 makes reference to the construction industry in general, the market segments you serve and the regions in which you operate.  Please discuss these items in your Business section so that investors will better understand how they impact you.

Response 6:
We removed the referenced risk factor and replaced it with one that is more relevant to our industry, regarding potential product liability lawsuits if any of our products should fail, which could have a material adverse effect on our business.

7.	Please discuss the sources and availability of raw materials and the names of your principal suppliers. Please also discuss who manufactures your products.

Response 7:	We have added a Product Production subsection under Description of Business that discusses who manufactures our products as well as the availability of raw materials and our principal suppliers.

8.
Disclosures throughout the document suggest that you may, in addition to marketing and selling your products, engage in remediation and restoration services.  Please disclose, here or in MD&A, the extent to which your revenues are attributable to products versus services to give investors a better understanding of your operations.

Response 8:	The Revenue subsections in MD& A have been revised to disclose the extent to which are revenues are attributable to services versus products.

9.
According to Note 1 to your March 31, 2007 financial statements, 98% of your revenue from such period is from a single customer.  Please identify any major customers and disclose your dependence on one or a few major customers, as required by Item 101(b)(6) of Regulation S-B.

Response 9:
We added a section entitled "Significant Customers" under Item 1, Description of Business, which identifies any major customers and discloses that the majority of our revenues for the six months ended March 31, 2007 came from one major customer.

Objectives

10.
Describe in more detail the company’s unique “streamlined” decontamination process and tell us how it will create exceptional profit potential.  Also briefly identify the other industries in which the company plans to develop additional applications to create new revenue opportunities.

Response 10:
We modified the Objectives section to give more detail on our unique "streamlined" decontamination process and how it will create greater profit potential.  In addition, we have identified one industry, the automotive industry, in which we plan to develop additional applications to create new revenue opportunities.

Products

11.
This section appears to mix together products, technologies and applications.  Please revise and reorganize to distinguish what each of your products is, and how it is used.  For example, please explain what BioClear One is in sufficient detail for readers to understand how it is different from RR BioClear 2000.

Response 11:	As suggested, we revised and reorganized this section to clarify our product categories and to distinguish what each of our products is and how it is used.

12.
In the case of two of your products, RR Hard Surface Mold and Mildew Disinfectant and RR Healthy Solutions 6000, you have indicated that they are both marketed under the name TKO.  Please clarify whether these are the same or different products and why they are marketed under the same name.

Response 12:
When we revised and reorganized our Products section, we removed the reference to RR Hard Surface Mold and Mildew Disinfectant and clarified that we have only one BioClear® product marketed under the name TKO–BioClear®TKO (Healthy Solutions 6000).  Our other BioClear® product is BioClear®2000.

13.
You have included a heading for RR Hard Surface Mold and Mildew Disinfectant, but it is unclear whether this is intended to identify a particular product, or whether it is meant to categorize RR BioClear 2000 and RR Healthy Solutions 6000.  Please clarify.

Response 13:
Since the reference to RR Hard Surface Mold and Mildew was not intended to be a heading, we removed it when we revised the Products section.  We believe our product categories are now distinct and easy to understand.

14.
Please provide support for the following “BioClear One features our core technology; far superior to competitors products”.  Please explain how your products are different and better than competitors' products.

Response 14:
In the revised description of our BioClear One product, we identify our core technology and why the product is superior to that of our competitors.  In addition, we explain how our products are different and better than competitors' products.  Our claims that our products are superior are supported by the results of the two tests authorized by the U.S. Marine Corps to be conducted on our proprietary product. The final reports for both tests concluded that our proprietary product was successful in decontaminating the biological agent Anthrax as well as biological Anthrax surrogates.

Red Reef Silver Bullet Technology for Bio-Defense

15.
Provide supplemental independent support for the following statement: “Red Reef achieved a 100% kill against biological Anthrax surrogates and two strains of weaponized bacterium Anthrax in less than 30 minutes”.

Response 15:
We revised the description for our product Red Reef Silver Bullet so that the statement would be consistent with the information given in the Introduction section under Description of Business and the results of the tests conducted by the U.S. Marine Corps.  The text now reads, "Red Reef Silver Bullet Technology® achieved a 99.999999% kill rate against biological Anthrax surrogates and two strains of weaponized bacterium Anthrax in less than 30 minutes."  We have copies of the final test reports from the two independent tests conducted by the U.S. Marine Corps at U.S. Army Dugway Proving Ground and Battelle Memorial Institute, which provide supplemental independent support for the statement regarding the kill rate against Anthrax. However, these reports are being provided as hard copies only to the SEC.  Both of these reports cannot be made public, as they have been designated by the U.S. Marine Corps as follows:  "Distribution authorized to U.S. Government agencies only; test and evaluation (September 2003).  All other requests for this document shall be referred to U.S. Marine Corps Systems Command (DFM/BI), 2033 Barnett Avenue, Suite 315, Quantico, VA 22134-5010."

Competitive Business Conditions

16.
Tell us specifically how the company plans to compete.  Also provide support for the statement “RRLB competitive edge is well established by combining innovative ideas for novel and superior products," particularly given your limited operating history.

Response 16:
This section was revised to state more specifically how we plan to compete.  We also modified the statement about “RRLB competitive edge is well established by combining innovative ideas for novel and superior products," to read "RRLB plans to enhance its competitive edge by combining innovative ideas…" and to discuss why we believe our products are superior.

17.	Please describe what is “unique” about the way that you deliver your disinfecting agents at targeted bacteria and why this will allow entry in to a “small percentage of [your] chosen market.”

Response 17:
The second paragraph of this section was amended to delete the reference to "allow entry into a small percentage of our chose market," and to describe why our products are unique in the way that they deliver their disinfecting agents to the targeted bacteria or fungi.  We explain that our products are formulated to easily penetrate and kill the targeted organisms but also to prevent them from spreading by seeking out the location where the organisms are growing and reproducing.

Distribution

18.
Where you state that “services are currently being provided utilizing out proprietary formulas”, please clarify whether you provide any type of remediation or restoration services, or whether you supply the products to other businesses who perform these services.  To the extent that a part of your business is or will be performing remediations services directly, as opposed to marketing and selling your products, please describe these activities under a separate subheading.

Response 18:
We added a Services subsection under Description of Business to clarify that we do provide mold remediation services in Florida, that we have sold products to other businesses that perform these services and to describe our mold remediation procedures.

19.
Please explain how you are distributing or intend to distribute your products in more detail.  For example, you state that you will distribute some products through direct business to business routes to entities that will presumably be the end-users of your products.  You also state that other products are being developed for distribution through wholesalers and e-commerce sales.  Are some products going to be distributed differently from other products?  How do you plan to develop your channels of distribution?

Response 19:	Changes made to the Distribution section explain in more detail how we are distributing or intend to distribute our products and how we plan to develop our channels of distribution.

Acquisition of Environmentally Distressed Properties

20.
Please describe the material terms of the joint venture in reasonable detail.  This discussion should include, without limitation, what consideration each party is contributing to the joint venture for its interest therein.

Response 20:	The section was revised to describe, in reasonable detail, the material terms of the joint venture, including the consideration contributed by each party for such interest therein.

Intellectual Property

21.	Please explain the significance of EPA registration. Is EPA registration required for you to make and sell your products? What does EPA registration signify?

Response 21:
We added an introductory paragraph to this section to explain if EPA registration is required to make and sell our products, why EPA registration is necessary for some products and the significance of EPA registration.

22.
Disclosure on page 3 states that specific proprietary technology is licensed to RRLB exclusively.  Please discuss, under and appropriate subheading, the extent to which you license your technology from third parties, and discuss the material terms of any such licenses.  Please file the licenses as exhibits to your Form 10-SB as well.

Response 22:
The opening paragraphs of the Description of Business section were modified and the reference that specific proprietary technology is licensed to RRLB was removed.  However, the revised and reorganized Products section now discloses which of our products are licensed and manufactured by third-party suppliers.  The Intellectual Property section also contains disclosure on the products that are subregisted and licensed from a third-party supplier and discusses the material terms of such licenses.  Our Licensing Agreement with Stepan Company has been included as an exhibit to our Form 10-SB, Amendment 1 filing.

Government Regulation Issues

23.
In addition to the comment below, please discuss the effect of existing governmental regulations on your business. Currently, your disclosure only addresses the possibility of substantial changes that could adversely affect the company.

Response 23:	As requested, we have modified this section to discuss any governmental regulations to which our products are subject and the effect of these regulations on our business.

Government Approval of Principal Products or Services

24.
Please revise to explain more clearly the necessity or desirability for government approval of your products and services.  Statements like “the company has finalized two formulations that are production ready and still require a data set that included the EPA’s ‘Six Pack Toxicity’ requirements needed for products that are classified under FIFRA…” are unlikely to be meaningful to investors who are not already familiar with your industry and the regulatory approvals that your business requires.

Response 24:
The section has been revised to explain more clearly the necessity for government approval of our products and what must be done to get such approval.  The revised text is now easier for those not familiar with our industry to understand.

Management’s Discussion and Analysis of Financial Condition

25.
Please expand your discussion to more clearly explain your plan of operation for the 12 month period following your latest balance sheet date, including a reasonably detailed explanation of your expected cash inflows and outflows, with a focus on commitments, trends and uncertainties.  Please better explain the expected timing of any milestones in your plan and any potential difficulties that might postpone your plan.

Response 25:
We expanded the Liquidity and Capital Resources subsection of our MD&A section for the six months ended March 31, 2007 and 2006 to more clearly explain our plan of operations for the next 12 months, including details on our expected cash inflows and outflows and any potential difficulties that might postpone our plan.

Results of Operations for the Six Months ended March 31, 2007

26.
We read at the top of page 14 that the increase in revenues for the six months ended March 31, 2007 was due to the increased selling of your products and services.  Please reconcile this statement to the disclosure on page 33 that nearly all of the revenues during the period were due to a one-time fee for a licensing agreement.  Revise if necessary.

Response 26:
The Revenue subsection for the six months ended March 31, 2007 was revised to reflect that the increase in revenues for the period was due to a one-time fee for a licensing agreement, rather than increased selling of our products and services.

27.
Please revise your analysis of expenses for all periods presented to explain to your readers why your cost of revenues earned is such a small percentage of your revenues and why most of your expenses are selling, general and administrative expenses.  You should also revise your “Summary of Significant Accounting Policies” footnote in your historical financial statements to disclose the types of costs that are included in your cost of revenues earned.

Response 27:
As requested, we revised our analysis of expenses for all periods presented to explain why our cost of revenues earned is such a small percentage of our revenues and why most of our expenses are selling, general and administrative expenses.  In addition, the "Summary of Significant Accounting Policies" footnote in our interim and historical financial statements have been revised to disclose the types of costs included in our cost of revenues earned.

28.
Please revise your analysis of expenses for 2007 to provide more insight into why it appears that your annual operating expenses for 2007 will be significantly less than your annual operating expenses for 2006.  In this regard, we note that your operating expenses for the first six months of 2007 were approximately $600,000 as compared to annual operating expenses in 2006 of $2.2 million.  If you expect to incur significantly higher operating expenses in the later half of 2007, you should clarify this.

Response 28:
Our analysis of expenses for 2007 was amended to explain why our annual operating expenses for 2007 would be significantly less than our operating expenses for 2006.  We do not expect to incur significantly higher operating expenses in the later half of 2007; therefore, no additional changes were made to this section.

Liquidity and Capital Resources

29.
We note that you received a going concern audit opinion, as seen on page 39.  Please refer to FRR-16.  Please revise your MD&A liquidity analysis to provide a plan of operations that includes a detailed discussion of your expected cash inflows and outflows for the 12 months following the date of your most recent balance sheet to support your conclusion that you can generate sufficient cash to support your operations for the next 12 months.  In this regard, you should revise your current statement that the proceeds from this offering will satisfy your cash requirements for the next 12 months, since this Form 10SB is not an offering, and you should present the same plan for generating cash here that you present in your financial statements.  Your discussion should also address how you expect to raise the funds necessary to complete your acquisition of Certified Environmental Services.

Response 29:
As  noted in our response to comment 25, our MD&A liquidity analysis for the six months ended March 31, 2007 and 2006 now includes a detailed discussion of our plan of operations for the next 12 months, including details on our expected cash inflows and outflows and any potential difficulties that might postpone our plan.  The reference to not having any cash flow or liquidity problems in the next 12 months was removed, as was the statement that the proceeds from this offering will satisfy our cash requirements for the next 12 months. The expanded text of this section describes how we plan  to raise capital, including the funds necessary to complete our acquisition of Certified Environmental Services.

30.
We note that you accrued $1.2 million on your September 30, 2006 balance sheet related to consulting services to be paid in stock.  Please tell us if the expense related to these consulting services was recognized in your September 30, 2006 statement of operations.  If so, please revise your analysis of 2006 operating expenses to clearly state that you recorded $1.2 million of expense in 2006 related to these consulting services.  Also disclose more detail about what these consulting services related to.

Response 30:
The expense of $1.2 million relating to consulting services to be paid in stock, as shown on our September 30, 2006 balance sheet, has been recognized in our statement of operations for the same period.  The Expenses subsection for the years ended September 30, 2006 and 2005 has been revised to clearly state that we recorded $1.2 million of expense in 2006 related to consulting services and to disclose what these services were.

Directors and Executive Officers, Promoters and Control Persons

31.
Revise the biographies as necessary to cover the most recent five years with no gaps.  As necessary, provide the month and year for each position held during that time.  Make clear what each individual’s principal business or occupation has been during the period.

Response 31:
Pursuant to your request, the biographies have been revised to include the most recent five years and to give the dates for each position held. With the addition of the Red Reef Laboratories positions, held for the past five years, to both biographies, we believe that it clarifies each individual's principal business or occupation during that time.

Financial Statements

32.
We note your disclosure on page 36 concerning the forward stock split affected in December 2006.  Please revise all shares and per share information throughout your filing, including your audited September 30, 2006 financial statements, to retroactively restate these amounts for the impact of your forward stock split.  Refer to SAB Topic 4:C.

Response 32:	All share and per share information has been updated to give effect to the forward stock split effected in December 2006 through our audited September 30, 2006 financial statements.

33.	If applicable, please revise to update financial statements and related disclosures as required by Item 310(g) of Regulation S-B.

Response 33:              Not applicable as of August 3, 2007.

Financial Statements for the Six Months ended March 31, 2007
Statement of Operations

34.	Please provide a statement of operations and statement of cash flows for the comparable period of the preceding fiscal year in accordance with Item 310(b) of Regulation S-B.

Response 34:	A statement of operations and statement of cash flows for the comparable period of March 31, 2006 have been included in Amendment No. 1 to our Form 10-SB.

Statement of Stockholders’ Equity

35.
Please reconcile the amount of cash raised by the sale of stock as seen in the statement of stockholders’ equity, statement of cash flows, and Note 6 for the March 31, 2007 interim financial statements.  Revise as necessary.

Response 35:
We have reconciled and revised as necessary the amount of cash raised by the sale of stock, as reflected in the statement of stockholders' equity (deficiency in assets), statement of cash flows, and Note 6 for the March 31, 2007 interim financial statements.

Note 1 – Summary of Significant Accounting Policies
Concentrations of Business and Credit Risk…

36.
We read that most of your 2007 revenues were generated by a one-time fee for a licensing agreement.  Please revise to disclose the material terms of this licensing agreement.  Please supplementally explain to us in reasonable detail how you determined that it was appropriate to recognize all of the revenue from this licensing agreement at one time and the accounting guidance that you relied upon.

Response 36:	We have disclosed the material terms of the licensing agreement with Benchmark China Ltd. under Note 1 – Summary of Significant Accounting Policies Concentrations of Business and Credit Risk.

We relied upon the four requirements of SAB 101 since the four requirements have been met:

1. Revenue has been realized: a) an arrangement exists; b) services have been rendered; c) price is fixed ($300,000), and d) collectible (has been received and non-refundable).

Use of Estimates

37.	Please revise your disclosure to comply with Instruction 2 to Item 310(b).

Response 37:	The disclosure has been updated to comply with Instruction 2 to Item 310(b) under the footnote sub-caption "Use of Estimates."

Joint Venture

38.
We note your disclosure on page 7 concerning your joint venture called JDM Reef Capital Management LLC.  Please tell us if this joint venture existed at March 31, 2007.  If so, please disclose your accounting policy for this joint venture.

Response 38:	We have disclosed our accounting policy concerning our joint venture, JDM Reef Capital Management, LLC in Note 1 to the interim financial statements.

Note 3 – Related Party Transactions

39.	Please confirm to us, if true, that none of your revenues for 2007, 2006 or 2005 resulted from transactions with related parties. Otherwise, please provide the disclosures required by SFAS 57.

Response 39:	We confirm that none of our revenues for 2007, 2006 or 2005 resulted from transactions with related parties.

Note 7 – Current Obligations Payable

40.
We note your disclosures concerning the acquisition of Altfuels Corporation and the related organization L-1011 Corporation.  It appears that this acquisition is the reason for the significant increase in your property and equipment, net and the offsetting liability on your balance sheet titled “Judgments payable” as compared to September 30, 2006.  We have the following comments:

•	Please revise your 2007 financial statements to provide all footnote disclosures required by paragraph 58 of SFAS 141.

Response: We have revised our financial statements to provide footnote disclosures required by paragraph 58 of SFAS 141.

•	Please explain to us how you determined the fair value of the acquired assets and assumed liabilities.

Response: Fair value was determined by written appraisal.

•
We read that you acquired L-1011 Corporation’s debt, which is in default, and for which judgments exist.  We also read that you are currently attempting to refinance the debt and remove the judgments.  Please revise your disclosure for the following:

o
Separately quantify the amount of the $400,195 obligation that relates to the debt and the amount that relates to any judgments.  If the entire amount relates to debt, revise the description on the face of your balance sheet to clarify this.

Response: The entire $400,195 pertains to the judgments we assumed on the acquisition of L-1011 Corporation.  We have revised the description on the face of the balance sheet.

o	Explain the nature of the judgments and, if applicable, why no amount is recorded as a liability for the judgments.

Response: The entire $400,195 pertains to the judgments rendered against L-1011 Corporation for past due balances.  We have revised the description on the face of the balance sheet.

o	Explain the material terms of the debt that you assumed, and explain the impact of the default on these terms.

Response: We assumed the "judgments" payable to which the property is subject.

o
Update your disclosures with each amendment, either in your financial statements or in your MD&A analysis, to clearly explain any progress made towards refinancing this debt and removing the judgments, and to provide more insight into any impediments to moving forward with this stated plan.

Response: We have updated our disclosures in Note 7.

•
Reconcile your statement here that the acquired debt is in default to your statement on page 15 that as of March 31, 2007 you were not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring you to make payments.  Revise as necessary.

Response: We have updated our disclosure.

•	Supplementally provide us with your significance analysis to support your conclusion that audited financial statements of this acquired company are not required under Item 310(c) of Regulation S-B.

Response: Our auditors are conducting an examination of the financial statements in connection with the acquisition of the assets of Altfuels Corporation and its subsidiary L-1011 Corporation.  Upon completion, an amended Form 10-SB will be filed as required.

Response 40:	Please see our responses above, in bold typeface, under each bullet point.

Note 9 – Going Concern and Management’s Plans

41.
We read that you believe the acquisitions should result in revenues and profit generation.  Since you state in Note 7 that these acquisitions involved the assumption of a significant amount of debt that is currently in default and has judgments against it, it is unclear to us how these acquisitions would improve your liquidity or your profitability.  Please revise to clarify.

Response 41:	This statement has been removed.

Note 11 – Restatement

42.
We note the discussion of your restatement in your auditors’ review report on page 27 and in this footnote.  Please revise your footnote to better explain whether the restatement has any impact on the audited September 30, 2006 financial statements.  If so, please help us to understand how your current presentation of your audited September 30, 2006 financial statements complies with SFAS 154.

Response 42:	We have revised our footnote 11 to state that restatement has no impact on the audited September 30, 2006 financial statements.

Financial Statements for the Fiscal Year ended September 30, 2006
Report of Independent Registered Public Accounting Firm

43.
Please have your auditors revise their going concern paragraph to use the phrase “substantial doubt about its (the entity’s) ability to continue as a going concern” (or similar wording that includes the terms substantial doubt and going concern) as illustrated in paragraph 13 of AU Section 341 and SAS 64.

Response 43:	The auditor's report has been updated, as requested.

Balance Sheets

44.	Please tell us how you determined it was appropriate to classify your loans and advances to shareholders as an asset rather than a contra-equity account. Refer to EITF 85-01.

Response 44:	We have reclassified loans and advances to shareholders as a contra-equity account as per EITF 85-01.

45.
Please tell us how you have valued the $1,200,000 accrued consulting services to be paid in stock and how you have valued the $800,000 of shares issued for services seen within your statement of stockholders’ equity.  Also tell us if the providers of these consulting services are considered related parties.

Response 45:
EITF 96-1:  Paragraph 8 of Statement 123 states that those transactions should be measured at fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.  The stock was issued at $1 per share (fair market value during the time of issuance).

If you have any further questions or comments, please feel free to contact me.

Sincerely,

/s/ Claus Wagner Bartak

Dr. Claus Wagner Bartak,
Chairman and President